June 16, 2008

Securities and Exchange Commission

Attn: Mr. Mark Kronforst, Accounting Branch Chief

100 F Street, NE

Washington, D.C. 20549

RE:	Edgewater Technology, Inc.

Form 10-K: For the Fiscal Year Ended December 31, 2007

Filed March 17, 2008

File No. 000-20971

Dear Mr. Kronforst:

In response to your letter, dated June 3, 2008 (the “Comment Letter”), covering the above referenced Edgewater Technology, Inc. (“Edgewater” or the “Company”) Securities and Exchange Commission (“SEC”) filing, we provide you with the following response.

Annual Report on Form 10-K for the Year Ended December 31, 2007

Footnote 9. Income Taxes, page 50.

1.	SEC Comment: (a) Please explain your legal and accounting basis for the conversion of your FTCs to NOLs. (b) As a part of your response, explain your accounting for these tax items over the past two years and tell us how these items impacted your tax provision. (c) Also, consider revising your disclosures in future filings to provide more detailed footnote and MD&A disclosure about the impact of this material tax item.

Edgewater Response:

(a) Legal and Accounting Basis for Conversion. Edgewater’s legal and accounting basis for the conversion of the FTCs (foreign tax credits) to NOLs (net operating losses) can be found in Internal Revenue Service Code (“IRS Code”) § 6511 and 1.901 and Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes” (“SFAS No. 109”); and Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”).

IRS Code provides a legal basis for our position, as follows:

Specifically, the IRS Code § 6511(d)(3)(A) extends the statute of limitations for a company to claim a credit for taxes paid or accrued to a foreign country from a 3-year period of limitation to a 10-year period of limitation. Our FTCs related to taxes paid through 1999 for former foreign operations, and these FTCs were due to expire in 2009. Further, IRS 1.901-1(d) specifically allows a company to claim the benefits of a foreign tax credit or claim a deduction in lieu of a foreign tax credit, at any time before the expiration of the 10-year period prescribed in IRS Code § 6511 (d)(3)(A) noted above.

SFAS No. 109 and FIN No. 48 provides an accounting basis for our position, as follows:

As previously highlighted in our prior comment letter response, Edgewater performed an assessment of its valuation allowance and tax assets during the fourth quarter of 2007 in light of the Company’s ongoing profitability. In addition, during the fourth quarter of 2007 the Company undertook a tax planning strategy with regard to its FTCs. As such, we considered the language under SFAS No. 109, paragraph 21, which states: “Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback, carryforward period available under the tax law. The following four possible sources of taxable income may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards…” The paragraph includes tax planning strategies as one of the four possible sources.

Further, under paragraph 22 of FAS 109, we considered the following language: “In some circumstances, there are actions (including elections for tax purposes) that (a) are prudent and feasible, (b) an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused, and (c) would result in realization of deferred tax assets. This Statement refers to those actions as tax-planning strategies. An enterprise shall consider tax-planning strategies in determining the amount of valuation allowance required...”

In addition to SFAS No. 109, paragraph 6 of FIN No. 48 states, “An enterprise shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.” Further, paragraph 7 of FIN No. 48 states, “In assessing the more-likely-than-not criterion as required by paragraph 6 of this Interpretation: a. It shall be presumed that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information; b. Technical merits of a tax position derive from sources of authorities in the tax law (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. When the past administrative practices and precedents of the taxing authority in its dealings with the enterprise or similar enterprises are widely understood, those practices and precedents shall be taken into account; and c. Each tax position must be evaluated without consideration of the possibility of offset or aggregation with other positions.” Lastly, under paragraph 9 of FIN No. 48, “When a tax-planning strategy is contemplated as a source of future taxable income to support the realizability of a deferred tax asset under paragraph 21(d) of Statement 109, paragraphs 5–8 of this Interpretation shall be applied in determining the amount of available future taxable income.”

In accordance with the paragraphs cited above, Edgewater believed that it had significant positive evidence with regard to future economic benefits to be derived from the conversion of the FTCs to NOLs during the fourth quarter of 2007. Also, in light of our tax planning strategy and ongoing profitability, recording the benefit appeared to be an appropriate action under the authoritative guidance. Lastly, in the fourth quarter of 2007, as Edgewater determined as a part of its tax planning strategy that 1) it would file an amended federal return in accordance with the IRS Code sections cited above, and 2) such benefit amounts met the “more likely than not” threshold, Edgewater recorded the benefit at that time.

(b) FTC Accounting over the Last Two Years. Over the past two years, Edgewater had no activity, and took no provision, with regard to our FTCs until the fourth quarter of 2007. Specifically, Edgewater had previously provided a full valuation allowance against the deferred tax asset related to the FTCs. The Company’s primary rationale for providing a valuation allowance against the gross value of the FTCs was due to the absence of “active” foreign operations within Edgewater subsequent to our disposition of these foreign operations in 2000. The Company also considered its historical profitability during the last two years; however, during the past two years, the Company did not feel that the “more likely than not” threshold was met and therefore provided a full valuation allowance against the FTCs until its tax planning strategy was completed in the fourth quarter of 2007.

In summary, as our FTCs were due to expire during 2009, upon their 10 year anniversary, and based upon our fourth quarter 2007 tax planning strategy, Edgewater felt that it was appropriate to convert the FTCs to NOLs by amending our 1999 federal tax return. The decision to amend our 1999 federal return was made in consultation with our tax advisors. As of the date of this letter, the 1999 amended federal return has been filed with the IRS and Edgewater fully expects to receive the benefits that were recognized during 2007. The legal and accounting authority was carefully considered by Edgewater as part of our overall tax planning and assessment of our deferred tax asset. Lastly, the increase of our deferred tax asset, including the recording of the conversion of the FTCs to NOLs, and the valuation allowance assessment and adjustment were conducted on a more likely than not basis.

(c) Future Considerations. The Company acknowledges the Staff’s comment and will provide updated, detailed disclosure in our future filings with regard to its tax footnote and MD&A disclosure with regard to the impact of this material tax item.

Please do not hesitate to contact me should you have any additional questions or require additional information.

Sincerely,

/s/ Kevin R. Rhodes
Kevin R. Rhodes
Chief Financial Officer